SHERRITT INTERNATIONAL CORPORATION

Bay Adelaide Centre East Tower

22 Adelaide St. West, Suite 4220

Toronto, ON M5H 4E3

April 10, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Timothy Levenberg
Kevin Dougherty
Daniel Morris

Re:	Sherritt International Corporation and the Co-Applicants
Application for Qualification of Indenture on Form T-3
File No. 022-29121

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to the 9.25% Senior Second Lien Secured Notes due 2031, originally filed on March 7, 2025, and amended on April 2, 2025 and April 9, 2025 (File No. 022-29121) (as amended, the “Form T-3”), of Sherritt International Corporation (the “Company”) and the other co-applicants identified in the Form T-3 (the “Co-Applicants”).

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Company, on behalf of itself and the Co-Applicants, hereby requests acceleration of the effective date of the above-referenced Form T-3 as of 4:30 p.m. Eastern Time, on Tuesday, April 15, 2025, or as soon as possible thereafter.

If the Staff of the United States Securities and Exchange Commission has any questions, please contact Daniel Masliyah of Torys LLP at dmasliyah@torys.com or 1 (212) 880-6032.

Sincerely,

SHERRITT INTERNATIONAL CORPORATION

By:	/s/ E.A. (Ward) Sellers
Name: E.A. (Ward) Sellers
Title: Senior Vice President, General Counsel and Corporate Secretary

cc:	Daniel Masliyah, Torys LLP
Chris Bornhorst, Torys LLP